EXHIBIT 99.1

Equinor ASA: Information relating to dividend for first quarter 2020

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2020. Please also see announcement dated 23 April 2020.

Dividend amount: 0.09

Declared currency: USD

Last day including rights: 13 August 2020

Ex-date: 14 August 2020

Record date: 17 August 2020

Payment date: 28 August 2020

Other information: Dividend per share in NOK will be communicated 21 August 2020.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act